CONFIDENTIAL

October 30, 2020

Just Eat Takeaway.com N.V.
Draft Registration Statement on Form F-4

Dear Sir or Madam:

Just Eat Takeaway.com N.V., a public company with limited liability incorporated under the laws of the Netherlands (the “Company”), has confidentially submitted the Company’s draft Registration Statement on Form F-4 (the “Registration Statement”) relating to the registration of the Company’s ordinary shares, nominal value €0.04 per share (the “Shares”), under the Securities Act of 1933, as amended, in connection with the proposed all-share combination of the Company with Grubhub Inc., for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company undertakes that it will publicly file its Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement for the listing of the American depositary shares representing the Shares on a national securities exchange.

If you have any questions regarding the draft Registration Statement or if we can be of any help in expediting the Commission Staff’s review, please contact Alyssa K. Caples at +44-(0)20-7453-1090 (acaples@cravath.com) or Edward Minturn at 212-474-1630 (eminturn@cravath.com).

Sincerely,

/s/ Alyssa K. Caples

Alyssa K. Caples